EXHIBIT 99.1

Huize to Acquire Nationwide Insurance Agency Senhao to Further Accelerate Online-to-Offline Integration Strategy

SHENZHEN, China, Dec. 17, 2021 (GLOBE NEWSWIRE) -- Huize Holding Limited, (“Huize”, the “Company”, together with its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity the “Group”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced that the Group, through a wholly-owned subsidiary of the Group’s consolidated variable interest entity, has entered into a definitive agreement to acquire 100% equity interest in Shanghai Senhao Insurance Agency Co., Ltd. (“Senhao Insurance Agency”), a nationwide professional insurance agency company with business networks in 11 provincial areas in China.

Pursuant to the definitive agreement, the Group has agreed to acquire 100% equity interest in Senhao Insurance Agency at a consideration of approximately RMB29.8 million, subject to adjustment on appraised net asset value as at the valuation date. The transaction is expected to complete in the first quarter of 2022, subject to the satisfaction of customary conditions precedent.

Founded in 2015, Senhao Insurance Agency holds the license issued by the CBIRC to operate its insurance agency business nationwide, with a business network of 18 regional sales and service centers across 11 provincial areas to engage with insurance clients.

Cunjun Ma, Chairman and Chief Executive Officer of Huize, commented, “The acquisition of Senhao Insurance Agency represents another milestone in accelerating the execution of our online-to-offline integration strategy. We expect the acquisition of Senhao Insurance Agency to significantly strengthen our offline presence nationwide and reinforce our differentiated competitive edge in service capabilities by facilitating seamless online and offline operations simultaneously, thereby creating value for our customers with a wider range of insurance products and services across all scenarios.”

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Investor Relations
Harriet Hu
Investor Relations Director
+852 3180 9207
investor@huize.com

Media Relations
mediacenter@huize.com

Christensen

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